UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

 05 November 2026

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Fiscal 27 Q1 Trading Statement
5 November 2026

In line with our expectations

Q1 ended 30 September 2026
	Reported F27 $m	Reported F26 $m	Reported growth YoY %	Organic growth YoY %	Organic growth excl. EABL YoY%
Net sales	4,931	4,875	1.2	1.4	0.6
Volume				1.1	(0.1)
Price/mix				0.3	0.7

●
Q1 reported net sales increased 1.2% to $4.9bn, with positive organic growth partly offset by unfavourable foreign exchange and the impact of disposals.
●
Organic net sales grew 0.6% in Q1 excluding the impact of EABL; volume -0.1% and price/mix +0.7%.
●
Regionally Latin America and Caribbean (LAC) and Asia Pacific delivered mid-single-digit growth. India and Europe, Middle East and Africa (EMEA) were up low-single-digit. In North America, organic net sales declined mid-single-digit reflecting continued market softness. In Corporate, EABL delivered double-digit growth, adding 0.8% to group organic net sales.
●
Category growth in whisky, Guinness and Smirnoff RTD.
●
Fiscal 27 guidance unchanged from CMD.

Sir Dave Lewis, Chief Executive Officer, commented:

“Overall, Q1 was in line with expectations, and we have reiterated our full year guidance.  We were pleased with the growth across LAC, EMEA, APAC and India. In North America, we continue to focus on making our offer more competitive, and whilst this remains our biggest challenge, clear actions are underway. Whilst the market remains challenging, and volatility continues given the geopolitical uncertainty and impact of the ongoing conflict in the Middle East on energy, supply and distribution, results in the first quarter represent a small step in the right direction.

Growth in the quarter whilst implementing significant change is testament to the focus and commitment of Diageo colleagues, and I would like to register my sincere thanks for their support."

Quarterly financials are unaudited. See pages 5-6 for an explanation and reconciliation of non-GAAP measures. Unrounded financials – due to rounding, the numbers in this and other tables in this release may not always cast or calculate exactly. Unless otherwise noted, commentary throughout this release refers to organic net sales movement for first quarter ended 30 September 2026 compared to the first quarter ended 30 September 2025. Prior-year regional financial information has been restated to reflect Diageo’s regional reporting structure effective from fiscal 27, group results are unchanged.

Fiscal 27 full-year outlook

Organic net sales - broadly flat organic net sales growth. North America organic net sales expected to decline mid-single-digit assuming the market is down c.3% with improving share performance compared to fiscal 26.

Organic operating profit growth - up low-to mid-single-digit. This includes c.40% of the c.$850 million cost savings from the operating framework changes and c.25% of the c.$150 million cost savings from the supply chain initiatives.

Taxation - tax rate before exceptional items c.25% (F26: 24.3%).

Effective interest rate - effective interest rate c.4.0% (F26: 3.9%).

Capital expenditure - c.$1.25 billion (F26: $1.2 billion).

Free cash flow - c.$2 billion (F26: $3.2bn) after c.$850 million exceptional costs related to operating framework changes and the supply chain savings programme; and excluding cash from EABL.

Leverage - expect to end fiscal 27 around the mid-point of target leverage range (2.5 - 3.0x net debt/adjusted EBITDA) assuming successful completion of the EABL and Royal Challengers Bengaluru transactions.1

Live presentation and Q&A conference call
Sir Dave Lewis, Chief Executive Officer and Nik Jhangiani, Chief Financial Officer will host a short presentation followed by Q&A at 9.30am UKT (10.30am CET), Thursday 5 November 2026, which can be accessed at: https://www.investis-live.com/diageo/6ac602ff43ed3b000fc5fc6d/erfwd

For analysts and investors wishing to ask questions, please use the dial-in details below which will have a Q&A facility. Please dial-in 15 minutes ahead of the scheduled start time to register before the call begins.

From the UK:	+44 (0)20 3936 2999
From the UK (free call):	0808 189 0158
From the USA:	+1 646 233 4753
From the USA (free call):	+1 855 979 6654
Access code:	340504

Transcript and audio recording
Following the presentation and Q&A conference call, a transcript and audio recording can be accessed at: https://www.diageo.com/en/investors/results-reports-and-events/results

Presentation slides and transcript
Following the presentation, slides and a transcript will be made available.

For further information, please contact:
Investor relations:
Sonya Ghobrial                                                                      +44 (0) 7392 784 784
Grace Murphy                                                                        +44 (0) 7514 726 167
Email:                                                                                     investor.relations@diageo.com

Media relations:
Rebecca Perry                                                                        +44 (0) 7590 809 101
Clare Cavana                                                                          +44 (0) 7751 742 072
Press:                                                                                      +44 (0) 7803 856 200
Email:                                                                                     press@diageo.com

Reporting changes
The results below are shown under the new regional reporting structure as announced on 13 October 2026. These changes aligned our external reporting with the new market and regional operating framework; and whilst this impacted prior reported regional disclosure, it did not impact group numbers.2

Net sales, volume and price/mix for Q1 ended 30 September 2026

	Q1 ended 30 September 2026
	Reported F27	Reported F26	Reported growth	Organic growth	Volume Organic growth	Price/mix Organic growth
Net sales	$m	$m	YoY %	YoY %	YoY %	YoY %

North America	1,764	1,830	(3.6)%	(3.6)%	(3.7)%	0.1%
Europe, Middle East & Africa	1,263	1,529	(17.4)%	2.4%	4.4%	(2.0)%
Asia Pacific	616	589	4.6%	4.1%	6.2%	(2.1)%
Latin America & Caribbean	578	497	16.2%	4.8%	7.0%	(2.2)%
India	334	354	(5.5%)	3.4%	(5.8)%	9.2%
Corporate	376	75	401.2%	13.5%	16.2%	(2.8)%
Diageo total	4,931	4,875	1.2%	1.4%	1.1%	0.3%

Quarterly financials are unaudited. Figures are non-rounded – numbers may not cast or calculate exactly.

Q1 Regional performance
North America (36% net sales)

●
Organic net sales declined 3.6%; volume -3.7% and price/mix +0.1%. The market remains soft and we continue to focus on our turnaround plan.
●
In the US helped by a small phasing benefit organic net sales declined 3.7%, with distributor stock levels in line with Q1 last year.
●
In spirits, a double-digit decline in Don Julio, Casamigos and Crown Royal was partly offset by growth, mainly in Johnnie Walker. The quality issue with Casamigos packaging adversely impacted spirits RTD performance.
●
In beer, both Guinness and Smirnoff Ice RTD increased double-digit.
●
Net sales in Canada declined low-single-digit due to continued softness in spirits.

Europe, Middle East & Africa (26% net sales)

●
Organic net sales grew 2.4%; volume +4.4% and price/ mix -2.0% reflecting targeted price repositioning.
●
Growth led by Türkiye, Africa, and the Middle East, more than offset weakness in Italy and France.
●
Spirits and RTD were the key drivers of growth, with double-digit growth in Johnnie Walker and mid-single-digit growth in Baileys offsetting Smirnoff and Tanqueray weakness. Double-digit growth in RTD was driven by Smirnoff Ice.
●
In beer, low-single-digit growth overall reflected double-digit growth in Guinness in Africa and DACH offsetting a low-single-digit decline in Great Britain and Ireland due to unusually hotter weather and competitive pressure.

Asia Pacific (12% net sales)

●
Organic net sales grew 4.1%; volume +6.2% and price/mix -2.1% impacted by lapping easier Chinese white spirits (CWS) comparatives in the prior period.
●
Double digit growth in Global Travel more than offset a mid-single-digit decline in Greater China due to weakness in Taiwan. In Mainland China both CWS and International Premium Spirits net sales were relatively flat on the prior year. South East Asia and North Asia grew mid-single-digit.
●
Growth in spirits and RTD was led by Don Julio and Johnnie Walker Blue Label in Global Travel.
●
Guinness delivered strong double-digit growth, with particularly strong performance in South East Asia and Australia.

Latin America and Caribbean (12% net sales)

●
Organic net sales grew 4.8%; volume +7.0% and price/mix -2.2% reflecting targeted price repositioning.
●
Double-digit growth across CCAV, South LAC and Colombia, partly offset by weakness in Mexico, with Brazil broadly flat. In Mexico, a double-digit decline reflected continued macroeconomic pressure on consumers.
●
Spirits grew mid-single-digit with high-single-digit growth in scotch across multiple markets, led by Buchanan’s and Johnnie Walker, more than offsetting weakness in tequila in Mexico. RTD grew double-digit led by Smirnoff Ice in South LAC and Brazil.

India (7% net sales)

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Organic net sales grew 3.4%; volume -5.8% and price/mix +9.2%.
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Prestige & Above, which is c.90% of India net sales, increased 7.1% driven by double-digit growth in vodka and scotch, led by Smirnoff local flavour innovation, the J&B scotch relaunch, Black & White and growth in the luxury portfolio.
●
The Popular segment declined double-digit due to the ongoing impact of ongoing regulatory and excise policy changes impacting Maharashtra and Karnataka.

Corporate (7% net sales)

●
EABL, included within Corporate, delivered double-digit organic net sales growth in Kenya, Uganda and Tanzania. EABL added 11.6% to Corporate organic growth and 0.8% to group organic net sales. The sale to Asahi remains on track to complete in calendar H2 2026.

Appendix

Foreign exchange

We are not providing specific guidance in relation to foreign exchange for fiscal 27. However, using the hedged rates already in place and for other exposures the spot exchange rates at 31 October 2026, including $1=£0.74 and $1=€0.89, for fiscal 27, would result in c.$100m adverse impact on net sales and a c.$25 million adverse impact on operating profit. The above spot rates, currency hedges and assumptions reflect a point in time, and may change.

Segmental reporting

Effective from fiscal 27, Diageo has changed its regional reporting structure to align external reporting with its new market and regional operating framework. Historical regional comparatives have been restated accordingly. These changes do not impact previously reported Group results and only affect the allocation of results between regions and Corporate.

Explanatory notes

Comparisons are to the three months ended 30 September 2025 unless otherwise stated. Unless otherwise stated, percentage movements given throughout this document for volume and net sales are organic movements after retranslating current period reported numbers at prior period exchange rates and after adjusting for the effect of exceptional operating items and acquisitions and disposals, excluding fair value remeasurements.

This document includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo’s strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group’s management believes that these measures provide valuable additional information for users of the financial statements in understanding the group’s performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

It is not possible to reconcile the forecast tax rate before exceptional items, forecast organic net sales growth and forecast organic operating profit growth to the most comparable GAAP measure as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume

Volume is a performance indicator that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine- litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready-to-drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready-to-drink and certain pre-mixed products that are classified as ready-to-drink in nine-litre cases, divide by ten.

Organic movements

Organic information is presented using US dollar amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurements, hyperinflation and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both periods and which represents those measures that local managers are most directly able to influence.

Detailed calculation and reconciliation of non-GAAP measures can be found in the latest Annual Report (available at https://www.diageo.com/en/investors).

Organic net sales movement calculations for the 3 months ended 30 September 2026 were as follows:

Net sales	North America	Europe, Middle East & Africa	Asia Pacific	Latin America & Caribbean	India	Corporate	Diageo total
	$m	$m	$m	$m	$m	$m	$m
3 months ended 30 September 2025 reported	1,830	1,529	589	497	354	75	4,875
Exchange	(0)	(37)	(2)	13	(13)	(2)	(40)
Reclassification	0	(264)	0	8	0	264	8
Disposals	0	(11)	(3)	(3)	0	0	(18)
Hyperinflation	0	(5)	0	0	0	0	(5)
3 months ended 30 September 2025 adjusted	1,830	1,213	583	516	341	337	4,819
Organic movement	(65)	29	24	25	12	45	70
Acquisitions & Disposals	1	6	0	2	0	0	9
Exchange	(2)	10	8	32	(19)	(6)	25
Hyperinflation	0	6	0	3	0	0	9
3 months ended 30 September 2026 reported	1,764	1,263	616	578	334	376	4,931
Organic movement %	(3.6)%	2.4%	4.1%	4.8%	3.4%	13.5%	1.4%

Quarterly financials are unaudited. Figures are non-rounded – numbers may not cast or calculate exactly.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo’s global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Crafting iconic drinks chosen for life’s moments.

Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, phasing and overall market trends, information related to Diageo’s fiscal 27 outlook and beyond, Diageo’s medium-term guidance, ambitions relating to organic net sales, organic operating profit, EPS, free cash flow and improved operating leverage, the impact of changes in interest or exchange rates, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes including the operating framework redesign, anticipated tax rates, changes in the international tax environment, potential tariffs and Diageo’s ability to mitigate the impact of tariffs, expected cash payments, and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

An explanation of non-GAAP measures, including organic movements, is set out on pages 205-211 of Diageo’s Annual Report for the year ended 30 June 2026.

Diageo plc LEI: 213800ZVIELEA55JMJ32

 __________________________________________

1 Leverage ratio calculated using adjusted net debt which is the equivalent to adjusted net borrowings (net borrowings plus post-employment benefit liabilities before tax).
2 Regional restatement is available at diageo.com/en/investors/results-reports-and-events/investor-press-releases.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 05 November 2026

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary